Exhibit 99.1

HAAS PETROLEUM ENGINEERING SERVICES, INC.	2100 ROSS AVENUE SUITE 600 DALLAS, TEXAS 75201 PHONE (214) 754-7090 FAX (214) 754-7092

August 29, 2011

Mr. Jim Latimer

Cano Petroleum, Inc.

6500 N. Belt Line Road

Suite 200

Irving, TX 75063

Dear Mr. Latimer:

As requested, Haas Petroleum Engineering Services, Inc. (hereinafter referred to as “HPESI”) has prepared an estimate of certain hydrocarbon Reserves owned by Cano Petroleum, Inc. (hereinafter referred to as “Cano”). The properties evaluated in this report are located in New Mexico, Oklahoma, and Texas. Production data was generally available through April 30, 2011. As of July 1, 2011, Cano’s net Reserves, future net income (“FNI”), and net present worth discounted at 10 percent per annum (“NPV”) have been estimated to be as follows:

TABLE 1

	As of 07/01/2011
	Net Reserves		Sales Volumes
	Oil &	Wet		Residue		NPV
	Condensate	Gas	NGL	Gas	FNI	Disc. @ 10%
Field	(bbl)	(Mcf)	(bbl)	(Mcf)	($)	($)
Cato Field	314,050	627,220	28,460	626,600	10,529,490	7,735,690
Davenport Field	642,240	125,310	4,930	125,310	24,765,080	8,833,610
Desdemona Field	420	9,610	1,570	9,100	1,110	1,100
Nowata Field	1,585,570	556,850	—	556,850	62,917,080	23,785,200
Panhandle Field	1,049,770	2,804,470	555,900	1,154,360	51,368,150	26,993,230
Total Proved Producing	3,592,050	4,123,460	590,860	2,472,220	149,580,910	67,348,830

* Totals in Table 1 may not exactly match values in the attached cash flow summaries and tabular summaries due to computer rounding.

FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved Reserves are defined as those natural gas and hydrocarbon liquid Reserves to Cano’s interests after deducting all royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the United States Securities and Exchange Commission (“SEC”). All hydrocarbon liquid Reserves are expressed in United States barrels (“bbl”) of 42 gallons. Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases and do not include shrinkage adjustment related to field and plant losses.

RESERVES ESTIMATE METHODOLOGY

The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. Reservoirs under non-pressure depletion drive mechanisms and non-producing Reserves were estimated by volumetric analysis, research of analogous reservoirs, or a combination of both. The maximum remaining Reserves life assigned to wells included in this report is 40 years. This report does not include any gas sales imbalances.

RESERVES CLASSIFICATION

The Reserves estimates contained in this report conform to guidelines specified by the SEC. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the United States Government Printing Office website (www.gpoaccess.gov ).

COMMODITY PRICES

Pursuant to SEC guidelines, the cash flow projections in this report utilize the unweighted 12 month arithmetic average of the first-day-of month benchmark prices for July 2010 through June 2011. The benchmark price for natural gas is taken to be the price received at Henry Hub and the benchmark price for hydrocarbon liquids is taken to be the price received for West Texas Intermediate (“WTI”) crude oil at the Cushing, OK sales point.

This unweighted arithmetic average cash market price for natural gas delivered at Henry Hub during this time period is $4.21 per MMBTU. The Henry Hub price was held constant throughout the life of the wells and is adjusted for BTU content, basis differentials, and marketing costs, resulting in a weighted average net price of $3.48 per Mcf.

This unweighted arithmetic average cash market price for WTI crude oil sold at Cushing, OK during this time period is $90.09 per bbl. For natural gas liquids (“NGL”), the WTI crude oil price was held constant throughout the life of the wells and is adjusted for BTU content, plant processing fees and basis differentials, resulting in a weighted average net price of $57.41 per bbl. For crude oil, the WTI crude oil price was held constant throughout the life of the wells and is adjusted for crude quality, marketing fees, BS&W, transportation costs, purchaser bonuses and basis differentials, resulting in a weighted average net price of $86.42 per bbl.

Revenue accounting data for the period of 5/1/2010 to 4/30/2011 was used in this evaluation. Income related to hedges was not included in this report.

OPERATING EXPENSES & CAPITAL COSTS

In most cases, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs. In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs and does not include COPAS charges.

Where available, capital costs were estimated using recent historical information reported for analogous expenditures. Where recent historical information was not available, Authority for Expenditure (“AFE”) documents were used to estimate capital costs. AFE documents provided by the operator have been checked for reasonableness. For the purpose of this report, salvage value for each project was assumed to be equal to the abandonment costs.

Operating cost data for the period of 5/1/2010 to 4/30/2011 was used in this evaluation. Operating expenses and capital costs were not escalated in this evaluation.

DISCLAIMERS

Cano owns and operates a gas processing facility in the Davenport Field. As such, they have title to the NGL volumes and are classified as Reserves. However, NGL volumes shown for the field only appear as plant net sales volumes and not as net Reserves due to reporting constraints with the software program.

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. In any case, quantities of Reserves may increase or decrease as a result of future operations.

Reserves estimates for individual properties included in this report are only valid when considered within the context of the overall report and should not be considered independently. The future net income and net present value estimates contained in this report do not represent an estimate of fair market value.

All information pertaining to the operating expenses, prices, and the interests of Cano in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from Cano, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

It was beyond the scope of this HPESI report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

HPESI is independent with respect to Cano as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

GENERAL INFORMATION

Attached are summary tables of economic analysis of predicted future performance. Other tables identify the properties appraised with summary Reserves and the economic factors applicable to each. A list of tables is included.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

Respectfully submitted,
**STATE OF TEXAS**
Hass Petroleum Engineering Services, Inc.	ROBERT W. HAAS
F-002950	46771
LICENSED
PROFESSIONAL ENGINEER
/s/ Robert W. Haas, P.E.
Robert W. Haas, P.E.	**STATE OF TEXAS**
J. THADDEUS TOUPS
104832
/s/ J. Thaddeus Toups, P.E.	LICENSED
J. Thaddeus Toups, P.E.	PROFESSIONAL ENGINEER

RWH/JTT: arm

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